Exhibit 99.1

Annual Meeting of Shareholders of

Allied Gold Corporation (the “Company”)

August 7, 2026

REPORT OF VOTING RESULTS

National Instrument 51-102 –

Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

1.	On a vote by poll, each of the 10 Nominees set forth in the Company’s 2026 Management Information Circular were elected as a Director of the Company.

Votes By Poll
	Outcome of Vote	Votes For	Votes Withheld
(1) John Beardsworth	Carried	67,520,952 (90.73%)	6,899,449 (9.27%)
(2) John Begeman	Carried	70,031,611 (94.10%)	4,388,790 (5.90%)
(3) Pierre Chenard	Carried	68,927,030 (92.62%)	5,493,371 (7.38%)
(4) Justin Dibb	Carried	68,841,898 (92.50%)	5,578,503 (7.50%)
(5) Richard Graff	Carried	67,810,475 (91.12%)	6,609,926 (8.88%)
(6) Peter Marrone	Carried	72,637,173 (97.60%)	1,783,228 (2.40%)
(7) Daniel Racine	Carried	68,435,655 (91.96%)	5,984,746 (8.04%)
(8) Jane Sadowsky	Carried	56,575,146 (76.02%)	17,845,255 (23.98%)
(9) Dino Titaro	Carried	66,740,565 (89.68%)	7,679,836 (10.32%)
(10) Oumar Toguyeni	Carried	70,043,993 (94.12%)	4,376,408 (5.88%)

2.	On a vote by poll, KPMG LLP, Chartered Accountants were appointed auditors of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed.

Outcome of Vote	Votes For	Votes Withheld
Carried	70,657,367 (94.94%)	3,763,033 (5.06%)